United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  October 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    (Check One) Form 20-F  X   Form 40-F
                                          ---            ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           (Check One) Yes      No  X
                                           ---     ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO OMITTED]                          Press Release


                    Public Offer to Minority Shareholders of
                        Companhia Paulista de Ferro Ligas

Rio de Janeiro, October 2, 2002 - Companhia Vale do Rio Doce (CVRD) informs that it has approved a new price for the shares buyback of its subsidiary Companhia Paulista de Ferro Ligas (CPFL). The new buyback price for CPFL shares will be R$ 15,80 per share, 31,4% above the previous buyback price of R$ 12,02 per share, announced on August 29, 2001. The buyback price of R$ 15,80 per share will be adjusted by the Referential Rate (TR), calculated on a pro rata die basis, from September 2, 2002 until the financial settlement date of the auction, which will be held at the Sao Paulo Stock Exchange (BOVESPA).

CVRD aims to acquire 620,430 shares, representing 6.1723% of CPFL total capital held by minority shareholders, and therefore promote its delisting. The public notification for acquisition of minority interest is under the appreciation of the Brazilian Securities and Exchange Commission (CVM).

The buyback price of R$ 15.80 for each CPFL share, is 45.5% above the average price of the last 30 trading sessions (R$ 10.86) and 7.9% above its book value per share as of June 30, 2002 (R$ 14.65). Thus, the price fixed by CVRD represents a good opportunity for CPFL minority shareholders to realize gains with this asset which, due to the small free float, has a very low liquidity.

Once the public notification for acquisition of minority interest of CPFL is approved by CVM, CVRD will announce all the relevant information concerning the delisting of the mentioned company.

--------------------------------------------------------------------------------

                                        For further information, please contact:
           Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                         Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                     Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557 Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946 Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management's expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD's actual results to differ from expectations reflected in forward-looking statements, please see CVRD's reports filed with the Brazilian Comissao de Valores Mobiliarios and the U.S. Securities and Exchange Commission.

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                    (Registrant)


Date:  October 3, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                -----------------------------
                                                Fabio de Oliveira Barbosa
                                                Chief Financial Officer